

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 24, 2011

Via E-mail
Cleveland Gary, Chief Executive Officer
Healthway Shopping Network, Inc.
802 Old Dixie Hwy. #2
Lake Park, FL 33410

>   **Re: Healthway Shopping Network, Inc.**
>   **Amendments No. 8 to Registration Statement on Form S-1**
>   **Filed August 5, 2011**
>   **File No. 333-166983**

Dear Mr. Gary:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please revise your disclosure throughout the prospectus to provide the information as of the most recent practicable date. For example:

   - stock ownership should be updated on page 29 as of the most recent practicable date,
   - executive compensation, including the table, should be updated on page 27 for the year ended December 31, 2010, and
   - the financial summary on page 10 should be updated for the year ended December 31, 2010 and the quarterly period ended June 30, 2011.

2. Your disclosure indicates that you are a development stage company issuing penny stock and will be unable to implement your business plan without substantial additional funding. In addition, as of and for the period ended June 30, 2011 you have:

- no revenues since January 11, 2008 (inception),
- no assets,
- no contracts or agreements with customers or suppliers,
- conducted little business activity other than raising initial capital and filing this registration statement, and
- not yet commenced operations.

However, in the filing you indicate that "[you] should see great revenues" (page 5) and you include sales and product sales projections, including projections of over $64 million in revenues in the first year (pages 7 and 8). Since you do not have appropriate support for these statements, please delete this language.

3. Throughout the filing you give the impression that you currently have operations. As previously requested, please revise your disclosure to clarify that you are a development stage company with no operations and remove all references in the document can imply you have operations, generate revenues or that you currently sell products. For example, you make the following statements:

- "when consumers use these products" (first paragraph under "Our Business" on page 5),
- "we are able to provide with shipping and internet services" (in the fifth paragraph under "Our Business" on page 5),
- "we believe the timing for Healthway Shopping Network is now" (first paragraph on page 6),
- "HWSN began operations in the following areas: . . ." (last sentence on page 6),
- "Our operating business focuses solely on the e-Commerce industry and Television" (page 12),
- "Our inability to properly respond to changes in technology . . . would adversely affect our business operations and revenue generation" (page 12),
- "We will require substantial investment to grow our operations . . ." (page 13),
- "There is competition in the E-Commerce industry which may adversely affect the business operations . . ." (page 13), and
- "Healthway Shopping Network, Inc. could lose all or part of its revenue. In addition, Healthway Shopping Network, Inc. relies heavily upon its internet customers. Given consumer and corporate sentiment, the products offered by the company may lose favor in the marketplace, thereby leading to a decrease in Healthway's Shopping Network, Inc. sales and revenue" (page 14).

Note that this is not meant to represent an all-inclusive list of where your disclosure should be improved.

<u>Prospectus Summary, page 5</u>

4. As previously requested, please disclose in the filing the basis for your qualitative and comparative statements in this section and under the Business section. For example, disclose the basis for your assertion that "[c]urrently the fastest growing industry in the United States is the Health industry." In this regard, disclose whether this information is based upon management's belief, reports/articles or any other source. If the statement is based upon management's belief, please indicate that this is the case and include an explanation for the basis of such belief. Alternatively, if the information is based upon reports or articles, please provide these documents to us, appropriately marked and dated. If you do not have appropriate support for these statements, please delete.

<u>Dilution, page 16</u>

5. It appears the dilution per share in not calculated correctly as you have negative tangible book value before considering the proceeds of the offering. It appears you started with no positive or negative net tangible book value per share. Please review and revise your calculation.

<u>Corporate Overview, page 19</u>

6. Your website www.healthwayshoppingnetwork.tv is currently not available for your products and your phone number on www.healthwayshoppingnetwork.com is currently not operating. Please update your disclosure to clarify that you are not currently fulfilling any orders or receiving any revenues from your websites.

<u>Management's Discussion and Analysis or Plan of Operations, page 22</u>

7. We note your disclosure that your initial capital goal is $500,000, which would be sufficient for the next 12 months to cover production costs, product inventory, advertising fees, television contracts and software costs. Please disclose your specific business plan for the next 12 months, including a timetable and the costs you expect to incur. Explain in detail how your business plan will change if you do not raise your capital goal of $500,000.

<u>Related Party Transactions, page 28</u>

8. Please disclose the services provided by Gary Capital Group to the company and the terms of the loans provided by Mr. Gary. Please also reconcile the amounts of the loans provided by Mr. Gary and shareholders with the amounts reflected in the financial statements. Also describe the related party loan to the company of $3,100 in April 2010, as reflected in the notes to the financial statements. File any related party agreements as exhibits.

Legal Matters, page 31

9. Please disclose that the validity of the issuance of the shares of common stock will be passed upon for the company by W. Manly, P.A. See Item 23 of Schedule A to the Securities Act of 1933.

Financial Statements, page 33

10. Please note that financial statements will be considered false and misleading if those financial statements are prepared on the assumption of a going concern but should more appropriately be based on the assumption of liquidation. Financial statements containing audit reports that contain such going concern language should contain prominent disclosure of the registrant's viable plans to overcome such difficulties. We are unclear how your existing represents a viable *plan* to continue as a going concern for the next 12 months. Please advise or expand management's plans.

11. Please note that an updated accountant's consent should be provided with your next amendment.

Part II, page 53

12. Please provide the information required by Items 13 and 15 of Form S-1.

Exhibit 23.3

13. Please file the updated legal opinion as Exhibit 5 and revise the last paragraph to also include counsel's consent to be named in the prospectus.

You may contact Jim Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342 or Brigitte Lippmann, Special Counsel, at (202) 551-3713 with any other questions.

Sincerely,

/s/ Brigitte Lippmann   for

James Allegretto
Senior Assistant Chief Accountant